Exhibit 6.12

May 11, 2018

Mr. Samer Tawfik, Authorized Representative

LMP Finance, LLC, d/b/a LMP Rentals

601 North State Road 7

Plantation, FL 33317

LETTER AGREEMENT

Dear Mr. Tawfik:

This letter shall serve as an Agreement between Pompano Imports, Inc., d/b/a Vista BMW (“Vista”), and LMP Finance, LLC, d/b/a LMP Rentals (“LMP”), concerning the process by which Vista will order vehicles from BMW North America LLC (“BMW”) for purchase by LMP.

Attached hereto as “Attachment l” is a spreadsheet which identifies the vehicle models and quantities which LMP proposes to purchase from Vista. Attachment 1 also identifies the price to be paid for each vehicle and the quantity of vehicles proposed to be ordered in each upcoming quarter through March of 2019. Each vehicle that LMP purchases from Vista will be the subject of a Buyer’s Order executed by the parties at the time of purchase establishing the rights and obligations of each party with respect to the purchase and delivery of that vehicle.

The parties agree that no later than seven (7) days prior to submitting a vehicle order to BMW, Vista will provide written notice to LMP via electronic mail of the proposed order date, the number and model of vehicles to be ordered, and the total price for the vehicles ordered. No later than three (3) days prior to the proposed order date, LMP shall submit to Vista a non refundable partial payment equal to ten percent (10%) of the total price for the vehicles to be ordered. LMP shall submit the remainder of the total price for the vehicles ordered no later than three (3) days prior to the delivery date to LMP’s designated facilities. Vista shall not submit an order for any vehicle for which it has not received the non-refundable partial payment.

Nothing herein shall restrict or limit any party’s right to alter or amend the number or model of vehicles proposed to be ordered prior to the order date. Once an order has been submitted, LMP’s decision not to purchase any ordered vehicle for any reason will result in forfeiture to Vista of the non-refundable partial payments made related to that vehicle (i.e. 10% of the purchase price for that vehicle). LMP understands, acknowledges, and agrees that the vehicles it proposes to purchase from Vista are unique in nature and may be difficult for Vista to remarket and sell, and that Vista would likely incur expenses and losses in remarketing and selling any ordered vehicle not purchased by LMP. Therefore, LMP understands, acknowledges, and agrees that any portion of the non-refundable partial payment retained by Vista for an ordered vehicle which LMP chooses not to purchase does not represent a penalty to LMP but serves as liquidated damages to compensate Vista for losses it is reasonably likely to incur but which are incapable of precise calculation.

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Mr. Samer Tawfik

May 11, 2018

LMP agrees that it will exclusively purchase new BMW and MINI vehicles from Vista for a period of one year following the execution of this Letter Agreement. During that term Vista agrees to sell vehicles to LMP at the Vista BMW Fleet Management Program price in effect on the date of order so long as LMP remains in good standing with BMW’s guidelines, including not exporting any vehicles purchased from Vista. Notwithstanding the foregoing, if LMP or any of its affiliates purchases a BMW or MINI franchise LMP is no longer obligated to purchase exclusively from Vista.

Please execute this Letter Agreement below to indicate LMP’s agreement with these terms

Sincerely,

/s/ Jonathan Chariff
Chief Executive Officer

Acknowledged and Agreed by LMP Finance, LLC, d/b/a LMP Rentals,

/s/ Samer Tawfik
By: Samer Tawfik
Its: Authorized Representative

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BMW Broker And Export Policy

To ensure an understanding of the issues and address the brokering and/or exporting of BMW passenger cars and BMW light trucks, as applicable, we are publishing the following guidelines to support the BMW of North America policy detailed within each of your center agreements as to how it will be enforced:

Article A of each center agreement states that “[c]enter agrees that it will not sell BMW Products for resale in the United States or for resale or use outside the United States.”

Paragraph 12(c)(4) of each center agreement states a center may be terminated for “[t)he importation, exportation, distribution, or sale of: (a) BMW vehicles which are not originally manufactured or designed for use in the United States; or (b) BMW Products:

for resale in the United States; (ii) for resale or use outside the United States; or (iii) in violation of BMW NA’s Export Policy.”

It should be understood that the transfer of inventory from one authorized center in the United States to another authorized center in the United States is not a violation of the brokering and export policy. This practice can be a valuable way to help manage inventory and does not involve the sale of a vehicle to an end user.

One guideline for complying with the policy is that sales to an individual or company that do not involve payment of all local fees and taxes along with the registration of the vehicle and the delivery of the vehicle by a trained and qualified center employee to the driver reported on the Retail Delivery Registration are not allowed. Another guideline is that Internet sales where the customer comes to your dealership to take delivery are allowed. However, it is a violation if the vehicle is shipped to the customer and not delivered by a trained and qualified center employee. The guidelines set forth in this paragraph are illustrative, but not exhaustive.

Following are the penalties for selling to brokers and/or for export:

1. First Violation: Subject to point three below, the BMW of North America Audit Group will notify the center regarding violations that are detected electronically, as a result of an in-person contact with a center, or otherwise. The center will be asked to substantiate that all BMW vehicles (through supporting documentation) at issue were delivered to the end-user by a center employee in compliance with the BMW of North America policy. If the center cannot provide the requested information, then any Added Value bonuses paid on brokered and/or exported vehicles will be charged back to the center by BMW of North America. The Center Operator will then be required to submit a written response plan to the Regional Vice President which details the steps that will be taken to avoid future violations.

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2. Second Violation: Subject to point three below, if there is a second occurrence of brokering and/or exporting BMW vehicles, and the center cannot substantiate that all BMW vehicles (through supporting documentation) at issue were delivered to the end user in compliance with the BMW of North America policy, any Added Value bonuses paid on brokered and/or exported vehicles will be charged back to the center by BMW of North America. Furthermore, the center’s allocation will be reduced by one unit for every vehicle brokered and/or exported. For example, if BMW of Anywhere sells three vehicles that are identified as being exported to Russia, then the center’s allocation will be reduced by three units in the next allocation following verification by BMW of North America. In the event that the scheduled allocation is equal to or less than the reduction, the penalty will be split between the next allocation and the following allocation.

3. Repeated And/Or Egregious Violations: A center that has violated the BMW of North America brokering and export policy for a third time and/or has committed an egregious violation or violations of the brokering and export policy based on the number of units brokered and/or exported and/or the percentage of units brokered and/or exported and/or other related conduct is subject to having its center agreement(s) terminated.

In addition, any violation of the brokering and export policy can result in BMW of North America reducing a center’s Sales Planning Guide (“SPG”) or SPGs, as the case may be.

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